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EXHIBIT 21

Subsidiaries of the Registrant

Parent	Subsidiary	Percentage of Ownership	State of Incorporation or Organization
HF Financial Corp.	Home Federal Savings Bank	100%	Delaware
HF Financial Corp.	HomeFirst Mortgage Corp.	100%	South Dakota
HF Financial Corp.	HF Card Services L.L.C.	100%	South Dakota
Home Federal Savings Bank	Hometown Insurors, Inc.	100%	South Dakota
Home Federal Savings Bank	Mid-America Service Corporation	100%	South Dakota
Home Federal Savings Bank	PMD, Inc.	100%	South Dakota
HomeFirst Mortgage Corp.	Mid America Capital Services, Inc. DBA/Mid America Leasing	100%	South Dakota

    The financial statements of HF Financial Corp. are consolidated with those of its subsidiaries.

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Subsidiaries of the Registrant